Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

For the Nine Months Ended September 28, 2008

(In millions, except ratio and percentages)

Earnings
Earnings before income taxes	$3,533
Interest expense	264
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(126)
Portion of rents representative of an interest factor	41
Amortization of debt premium and discount, net	(5)

Adjusted earnings from continuing operations before income taxes	$3,707

Fixed Charges
Interest expense	$264
Portion of rents representative of an interest factor	41
Amortization of debt premium and discount, net	(5)
Capitalized interest	—

Total fixed charges	$300

Ratio of Earnings to Fixed Charges	12.4